FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the Month of March 2006
Commission File Number — 1-15182
DR. REDDY’S LABORATORIES LIMITED
(Name of Registrant)
7-1-27, Ameerpet
Hyderabad, Andhra Pradesh 500 016, India
+91-40-23731946

(Address of Principal Executive Offices)
Indicate by check mark whether registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑         Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐         No ☑
If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b):
Not applicable.

(1)	Press Release, “Dr. Reddy’s completes the acquisition of betapharm,” March 4, 2006.

(2)	Notice to Stock Exchange, dated March 8, 2006, of Postal Ballot for authorizing borrowings and investments beyond prescribed limits, creation of charges on the Company’s properties and issuance of securities.

(3)	Notice to Stock Exchange, dated March 21, 2006, regarding API manufacturing facility at Pydibheemavaram, India.

Press Release	[DR. REDDY’S LOGO]

Dr. Reddy’s Laboratories Ltd.
7-1-27 Ameerpet
Hyderabad 500 016 India

Tel: 91 40 373 1946
Fax: 91 40 373 1955

www.drreddys.com
Dr. Reddy’s completes the acquisition of betapharm
Hyderabad, India, March 4, 2006: Dr. Reddy’s announced today that it has completed the acquisition of 100% of betapharm Group, the fourth-largest generic pharmaceuticals company in Germany, for a total enterprise value of € 480 million in cash.
Commenting, Satish Reddy, Chief Operating Officer, Dr. Reddy’s Laboratories, said, “We have successfully completed the acquisition of betapharm. The strategic investment in betapharm is a step forward towards realizing Dr. Reddy’s strategic intention of building a global generics business with strategic presence in all key markets.”
About Dr. Reddy’s
Established in 1984, Dr. Reddy’s Laboratories (NYSE: RDY) is an emerging global pharmaceutical company with proven research capabilities. The Company is vertically integrated with a presence across the pharmaceutical value chain. It produces finished dosage forms, active pharmaceutical ingredients and biotechnology products and markets them globally, with focus on India, US, Europe and Russia. The Company conducts research in the areas of diabetes, cardiovascular, anti-infectives, inflammation and cancer.
Disclaimer
This press release includes forward-looking statements, as defined in the U.S. Private Securities Litigation Reform Act of 1995. We have based these forward-looking statements on our current expectations and projections about future events. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially. Such factors include, but are not limited to, changes in local and global economic conditions, our ability to successfully implement our strategy, the market acceptance of and demand for our products, our growth and expansion, technological change and our exposure to market risks. By their nature, these expectations and projections are only estimates and could be materially different from actual results in the future.
Contact Information
Dr. Reddy’s:
Investors and Financial Analysts:
Nikhil Shah at nikhilshah@drreddys.com or on +91-40-55511532
Media:
M Mythili at mythilim@drreddys.com or on +91-40-55511620

Notice To Stock Exchange	[DR. REDDY’S LOGO]

Dr. Reddy’s Laboratories Ltd.
7-1-27 Ameerpet
Hyderabad 500 016 India

Tel: 91 40 373 1946
Fax: 91 40 373 1955

www.drreddys.com
March 8, 2006
The Secretary / The Executive Director
Mumbai Stock Exchange
National Stock Exchange
New York Stock Exchange
Dear Sir,
     Sub: Results of the Postal Ballot
Pursuant to Section 192A of Companies Act, 1956 read with the Companies (Passing of Resolution by Postal Ballot) Rules, 2001, the Company despatched the draft resolution alongwith the explanatory statement for authorizing the Board of Directors of the Company for borrowings and investments in excess of the limits prescribed under Section 293 and 372A of the Companies Act, 1956, creation of charges on the Company’s properties and issue of securities for raising the funds on February 2, 2006 under Certificate of posting. The last date of receiving the response from the shareholders was not later than the close of working hours on Saturday, March 4, 2006.
The Company appointed Mr. B Satya Reddy, Practicing Company Secretary as scrutinizer for conducting the postal ballot process in a fair and transparent manner.
The Scrutinizer has submitted his report to the Chairman of the Company after completion of the scrutiny. According to the postal ballot results, following resolutions have been passed.
1.	Borrowings powers of the Board beyond limits under Section 293(1)(d)
2.	Creation of charges under Section 293(1)(a)
3.	Investments beyond the limits prescribed under Section 372A
4.	Issue of securities under Section 81 (1A)
Please take the above information on record.
With regards,
V Viswanath
Company Secretary

Notice To Stock Exchange	[DR. REDDY’S LOGO]

Dr. Reddy’s Laboratories Ltd.
7-1-27 Ameerpet
Hyderabad 500 016 India

Tel: 91 40 373 1946
Fax: 91 40 373 1955

www.drreddys.com
March 21, 2006
The Bombay Stock Exchange Limited
The National Stock Exchange of India Limited
New York Stock Exchange
Dear Sirs,
A minor fire broke out in a section of the Active Pharmaceutical Ingredients (API) manufacturing facility of the Company at Pydibheemavaram (near Vizag) on March 21, 2006. All immediate remedial actions were undertaken and the fire was brought under control. Other than the affected section of the facility where the fire broke out, all other sections of the facilities including all production blocks remained unaffected. No injury has been reported.
The API manufacturing facility at Pydibheemavaram is one of Dr. Reddy’s seven API manufacturing facilities in India.
Please take the above information on record.
With regards
V Viswanath
Company Secretary

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DR. REDDY’S LABORATORIES LIMITED
(Registrant)

	By:	/s/ V. Viswanath

Date: April 12, 2006		Name:	V. Viswanath
		Title:	Company Secretary